UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 AND ENDING 03/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Lane Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Presidential Boulevard
(No. and Street)

(City)	(State)	19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frederick Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Lane Securities, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Liam Tuan Nguyen, Notary Public
Delaware County
My commission expires November 16, 2024
Commission number 1386228

Signature

CCO

Title

Notary Public

LIAM TUAN NGUYEN COMMONWEALTH OF PENNSYLVANIA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hamilton Lane Securities LLC

Report on Audit of Financial Statements
and Supplemental Information

For the year ended March 31, 2021

CONFIDENTIAL

Contents

For the year ended March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Hamilton Lane Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Lane Securities LLC (the "Company") as of March 31, 2021, the related statements of operations, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, New York

May 7, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

Hamilton Lane Securities LLC

Statement of Financial Condition

March 31, 2021

Assets

Assets:		
Cash	$	1,329,164
Receivable from affiliates		33,379
Prepaid expenses		20,804
Total Assets	$	1,383,347

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	30,390
Member's Equity		1,352,957
Total Liabilities and Member's Equity	$	1,383,347

The accompanying notes are an integral part of these financial statements

Hamilton Lane Securities LLC

Statement of Operations

For the year ended March 31, 2021

Revenue:	
Private placement fees	$ 1,511,910
Operating Expenses:	
Salaries and compensation expenses	1,296,343
Administrative fees	24,000
Professional fees	89,179
Regulatory fees	43,106
Dues, subscriptions and other expenses	10,404
Total Operating Expenses	1,463,032
Net Income	$ 48,878

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities LLC

Statement of Changes in Member's Equity
For the year ended March 31, 2021

Balance, April 1, 2020	$	304,079
Net Income		48,878
Contributions		1,000,000
Balance, March 31, 2021	$	1,352,957

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities LLC

Statement of Cash Flows

For the year ended March 31, 2021

Cash Flows from Operating Activities:		
Net income	$	48,878
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from affiliates		(33,379)
Decrease in prepaid expenses		2,943
Decrease in accounts payable and accrued expenses		(1,813)
Net Cash Provided by Operating Activities		16,629
Cash Flows from Financing Activities:		
Contributions		1,000,000
Net Change in Cash		1,016,629
Cash - Beginning of year		312,535
Cash - End of year	$	1,329,164

1. Organization and Nature of Business

Hamilton Lane Securities LLC (the "Company") is incorporated in the state of Delaware and is located in Bala Cynwyd, Pennsylvania. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Hamilton Lane Advisors, L.L.C. ("HLA") and exclusively provides private placements of securities to its affiliated entities. The Company received approval from the regulatory authorities in March 2016.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company solicits prospective investors to the Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with private placement fees for the successful solicitation of investors. Until October 1, 2020, the Company recognized placement fees at a point in time. The Company switched to cost plus contracts and now recognizes placement fees over time. Expenses associated with such transactions are recognized over time.

There were no receivables on April 1, 2020. There was a receivable balance from affiliates of $33,379 on March 31, 2021. There were no contract assets or contract liabilities as of April 1, 2020 or March 31, 2021.

Disaggregation of revenue can be found on the statement of operations.

d) Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of March 31, 2021. The Company commenced operations in 2016 and, the Company's tax returns for the years ending March 2018, March 2019 and March 2020 are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Statement of Operations for the year ended March 31, 2021.

2. Summary of Significant Accounting Policies (Continued)

e) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company had a selling agreement with HLA that was effective until October 1, 2020 whereby the Company provided private placement services in exchange for a fee. For the year ending March 31, 2021, the fees earned from HLA are included on the Statement of Operations as private placement fees and comprise $135,000 of the balance. The Company also had a shared services agreement with HLA until October 1, 2020 whereby HLA provided office space and overhead for a monthly fee. Both agreements were replaced by the supplemental and supporting services agreement which took effect on October 1, 2020. Under the new agreement all fees paid to HLA by the Company under the agreement and all amounts paid by HLA on behalf of the Company are subject to a 5% surcharge. For the year ending March 31, 2021, the fees earned from HLA under the new agreement are included on the Statement of Operations as private placement fees and comprise $1,376,910 of the balance. For the year ending March 31, 2021 the fees paid to HLA for office space and overhead are included in administrative fees on the Statement of Operations and comprise the entire balance.

The amount due from related parties for the year ended March 31, 2021 was $33,379.

HLA provides for certain expenses under the Expense Sharing Agreement (see Note 5). The Company also earns all private placement fees from HLA. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

4. Significant Customer

100% of gross revenues were derived from one customer, an affiliate.

5. Expense Sharing Agreement

The Company had an Expense Sharing Agreement with HLA effective until October 1, 2020 whereby wages and associated employment costs were paid by HLA and were not pushed down. These costs were maintained on a schedule and were only disclosed, as the allocation of these costs would be offset by contributed capital, which would not impact the firm's ability to maintain regulatory compliance. The total of these costs for the year ended March 31, 2021 was $1,311,343. On October 1, 2020 entered into a supplemental and supporting services agreement with HLA. Under the new agreement expenses are paid for by HLA on behalf of the Company and for which the Company earns a 5% surcharge.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company had net capital of $1,298,774, which was $1,293,774 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 2%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. COVID-19

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/its cash flows, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$ 1,352,957
Less non-allowable assets	54,183
Net Capital	$ 1,298,774
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in Excess of Minimum Requirements	$ 1,293,774
Percentage of Aggregate Indebtedness to Net Capital	2%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Hamilton Lane Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Hamilton Lane Securities LLC (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placements of securities to its affiliated entities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

May 7, 2021
New York, New York

Hamilton Lane Securities LLC
Exemption Report

Hamilton Lane Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placements of securities to its affiliated entities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Frederick Shaw, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Frederick Shaw
Title: CCO

May 7, 2021